- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              WORLDWAY CORPORATION
                           (Name of Subject Company)

                              WORLDWAY CORPORATION
                       (Title of Person Filing Statement)

                     COMMON STOCK, $.50 PAR VALUE PER SHARE
                         (Name of Class of Securities)

                                  98155F 10 3
                     (CUSIP Number of Class of Securities)

                                 JOHN B. YORKE
                       VICE PRESIDENT AND GENERAL COUNSEL
                              WORLDWAY CORPORATION
                  400 TWO COLISEUM CENTER, 2400 YORKMONT ROAD
                        CHARLOTTE, NORTH CAROLINA 28217
                                 (704) 329-0123
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

                             ---------------------

                                   COPIES TO:

                                ROBIN L. HINSON
                       ROBINSON, BRADSHAW & HINSON, P.A.
                            1900 INDEPENDENCE CENTER
                             101 NORTH TRYON STREET
                        CHARLOTTE, NORTH CAROLINA 28246
                                 (704) 377-2536

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is WorldWay Corporation, a North Carolina corporation (the "Company"), and the address of the principal executive offices of the Company is 400 Two Coliseum Center, 2400 Yorkmont Road, Charlotte, North Carolina 28217. The title of the class of equity securities to which this Statement relates is the common stock, $.50 par value per share (the "Shares"), of the Company.

ITEM 2.  TENDER OFFER OF THE BIDDER

     This Statement relates to the tender offer by ABC Acquisition Corporation, a North Carolina corporation (the "Purchaser"), which is a wholly owned subsidiary of Arkansas Best Corporation, a Delaware corporation (the "Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated July 14, 1995 (the "Schedule 14D-1"), to purchase all of the outstanding Shares at a price of $11.00 per Share, net to seller in cash (the "Offer Price"), upon the terms and conditions set forth in the Offer to Purchase dated July 14, 1995 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer" and are contained within the Schedule 14D-1). Capitalized terms used herein and not otherwise defined herein have the meanings assigned thereto in the Offer.

     The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer that number of shares that represents at least a majority of the Shares outstanding on a fully diluted basis (the "Minimum Condition"). See Offer to Purchase -- "Introduction -- The Offer -- Terms of the Offer."

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of July 8, 1995, by and among Parent, the Purchaser, and the Company (the "Merger Agreement"). The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"), with the Company being the surviving corporation (the "Surviving Corporation"). At the time the Merger is effective, each Share then outstanding (other than Shares held by the Purchaser, Parent, the Company or any of their respective subsidiaries and other than Shares held by shareholders who have exercised the right (to the extent such right is available by law) to demand and to receive the fair value of such Shares (the "Dissenting Shares") under Article 13 of the North Carolina Business Corporation Act (the "NCBCA")) will be cancelled and converted into the right to receive from the Surviving Corporation $11.00 in cash (the "Merger Consideration"). A copy of the Merger Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Each material contract, agreement, arrangement and understanding and each actual or potential conflict of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) the Purchaser, its executive officers, directors, or affiliates is described in the attached Annex I (which is incorporated herein by reference) or set forth below.

THE MERGER AGREEMENT

     The summary of the Merger Agreement contained in the Offer to Purchase which has been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to the Schedule 14D-1, a copy of which is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. The following is a summary of certain portions of the Merger Agreement that describe the terms of the Offer and that relate to arrangements among the Company, Parent and the Company's executive officers and directors.

     The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than five business days after the initial public announcement of the Offer. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 15 of the Offer to Purchase. Purchaser and Parent have agreed with the Company that, without the prior written consent of the Company, no change in the Offer may be made that decreases the price per Share payable in the Offer, that changes the form of consideration payable in the Offer, that reduces the number of Shares sought pursuant to the Offer, that modifies or adds to the conditions set forth in the Merger Agreement, or that changes or waives the condition that there shall have been validly tendered and not withdrawn prior to the expiration that number of Shares that represents at least a majority of the Shares outstanding on a fully diluted basis.

     The Purchaser may, without the consent of the Company, extend the Offer (i) beyond any scheduled expiration date if at such scheduled expiration date any of the conditions to the Purchaser's obligation to accept for payment, and pay for, Shares are not satisfied or waived, until such time as such conditions are satisfied or waived and (ii) for any period required by any rule, regulation, interpretation or position of the Commission or staff thereof applicable to the Offer.

     Board of Directors. The Merger Agreement provides that, promptly upon the acceptance for payment of any Shares by the Purchaser pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors equal to at least that number of directors that equals the product of the total number of directors on such Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares held by the Purchaser, including Shares accepted for payment pursuant to the Offer, bears to the number of Shares then outstanding, and the Company and its Board of Directors shall, at such time, take any and all such action needed to cause the Purchaser's designees to be appointed to the Company's Board of Directors (including to cause directors to resign).

     Indemnification and Insurance. The Merger Agreement provides that Parent and the Surviving Corporation agree that the indemnification obligations set forth in the Company's Articles of Incorporation, as amended, and the Amended and Restated By-laws on the date of the Merger Agreement and the indemnification obligations set forth on a schedule to the Merger Agreement shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Effective Time were directors, officers, employees or agents of the Company (the "Indemnified Parties").

     The Merger Agreement provides that for six years from the Effective Time the Surviving Corporation shall either (x) maintain in effect the Company's current directors' and officers' liability insurance covering those persons who are covered on the date of the Merger Agreement by the Company's directors' and officers' liability insurance policy; provided, however, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 200% of the annual premiums currently paid by the Company for such insurance which the Company represented to be $105,000 for the twelve-month period ended May 12, 1996; and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount or (y) cause Parent's directors' and officers' liability insurance then in effect to cover those persons who are covered on the date of the Merger Agreement by the Company's directors' and officers' liability insurance policy with respect to those matters covered by the Company's directors' and officers' liability policy (such coverage to be not less favorable than the coverage provided under such policy to Parent's directors and officers). Notwithstanding the foregoing, on and after the date two years from the Effective Time, Parent, at its option, may agree in writing to guarantee or assume indemnification obligations in lieu of maintaining the insurance described in clauses (x) or (y) above.

     For two years from the Effective Time, the Surviving Corporation shall maintain in effect the Company's current or similar professional liability insurance with respect to Company employee attorneys so long as premium amounts do not exceed $8,000 per year; provided, however, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

AGREEMENTS WITH OFFICERS AND DIRECTORS

     The Company entered into an employment agreement with Mr. Scott on June 2, 1995 that terminates three (3) years after either party gives notice of termination. The contract calls for annual compensation of not less than $250,000 and certain other benefits and perquisites. The agreement also prohibits Mr. Scott from competing with the Company, or any subsidiary of the Company, during the term of the Agreement and for six months thereafter. A copy of the employment agreement is filed herewith as Exhibit 8 and incorporated by reference herein.

     The Company and certain executives, including Messrs. Scott and Hertwig, have entered into certain amendments to the severance agreements between the Company and such executives (described in Annex I -- "Compensation of
Officers -- Officer Severance Agreements"). The amendments provide that, following a change of control, if the officer's employment is terminated for any reason (including resignation) during the six-month period after the first anniversary of the change of control, the officer will be entitled to receive a payment in cash equal to 2.99 times his average W-2 earnings for the five-year period that immediately precedes the year in which termination occurs. A form of such amendments is filed herewith as Exhibit 9 and incorporated by reference herein.

     On June 2, 1995, the Company granted certain stock options to certain executive officers of the Company pursuant to its 1995 Nonqualified Stock Option Plan, which is described in the Proxy Statement distributed in connection with the Company's annual meeting of shareholders on May 3, 1995, the pertinent portion of which is filed herewith as Exhibit 10 and incorporated herein by reference. See Item 6 below, which is incorporated herein by reference.

CERTAIN CONFLICTS

     Vesting of stock options granted to executive officers and directors under certain of the Company's stock option plans is accelerated under certain circumstances involving a change of control of the Company. The Company has entered into severance agreements with certain executives, including Messrs. Scott and Hertwig, that provide for continued compensation in the event of certain qualifying terminations of their employment within 24 months after a change of control. The benefits payable to certain officers of the Company and its subsidiaries under the Company's Supplemental Benefit Plan are subject to accelerated payment in the event of a change of control of the Company. The acquisition of Shares in the Offer will constitute a change of control under such stock option plans, such severance agreements, and the Supplemental Benefit Plan. See Annex I -- "Compensation of Officers."

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS. The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that the shareholders of the Company accept the Offer and tender all of their Shares pursuant to the Offer.

     (b) BACKGROUND; REASONS FOR THE RECOMMENDATION. The Company is a holding company with headquarters in Charlotte, North Carolina. The Company was originally incorporated in 1982 as Carolina Freight Corporation and changed its name in May 1995 to WorldWay Corporation. The Company owns seven operating subsidiaries, which offer domestic and international surface transportation services, logistics management, and certain other transportation-related services. Its subsidiaries include three regional less-than-truckload ("LTL") trucking companies: Carolina Freight Carriers Corporation ("Carolina Freight Carriers"), based in Cherryville, North Carolina; G.I. Trucking Company ("G.I."), based in LaMirada, California; and Red Arrow Freight Lines, Inc. ("Red Arrow"), based in Dallas, Texas; and one truckload carrier, Cardinal Freight Carriers, Inc. ("Cardinal"), based in Concord, North Carolina. The Company also owns The Complete Logistics Company ("Complete Logistics"), based in Buena Park, California, which provides dedicated truckload, metropolitan LTL, and warehousing services; Innovative Logistics Incorporated

("Innovative Logistics"), based in Fort Mill, South Carolina, which provides transportation-related services including intermodal shipping, rate negotiation, and freight payment services; and CaroTrans International, Inc. ("CaroTrans"), a non-vessel operating common carrier based in Cherryville, North Carolina, which provides international transportation of exported and imported goods.

     Historically, the largest part of the Company's revenues has been generated by its LTL carriers. Through 1991, the Company's LTL operations were generally profitable; however, deregulation of the trucking industry in the 1980s led to dramatic changes in the business. While G.I. Trucking has remained profitable, Carolina Freight Carriers and Red Arrow suffered losses of $668,000 in 1992, $7.5 million in 1993, and $4.8 million in 1994. The ability of Carolina Freight Carriers and Red Arrow to avoid a general work stoppage by the International Brotherhood of Teamsters affecting most unionized trucking companies reduced 1994 losses.

     The Company has made several major changes in its operations in an effort to restore the profitability of its LTL carriers. Among these were major cost-cutting initiatives, the establishment of a system of metropolitan and regional distribution centers, restructuring of top management positions, and implementation of a receivables financing facility to reduce financing costs.

     Beginning early in 1994, the Board of Directors also began exploring long-range strategic options to maximize the value of the Company's stock in the face of the declining performance of the LTL carriers. At its meeting on March 7, 1994, the Board of Directors began to review a range of possible strategies identified by the Company's management. On April 11, 1994, the Board authorized management to engage Donaldson, Lufkin and Jenrette Securities Corporation ("DLJ") to provide advice on strategic alternatives. With the advice of DLJ, the Board continued to examine long-term alternatives during 1994 and the first two quarters of 1995.

     On January 31, 1994, the Company's Chairman and Chief Executive Officer, Lary R. Scott, met with Robert A. Young, III, President and Chief Executive Officer of Parent, at Mr. Young's request, to discuss the potential of Parent pursuing the acquisition of the Company. On February 16, 1994, Mr. Young, Mr. William A. Marquard, Chairman of Parent, and a representative from Morgan Stanley & Co. Incorporated, financial advisor to Parent, met with Mr. Scott and Mr. K.G. Younger, the former Chairman of the Company, to discuss the issues and possibilities surrounding such a transaction. During the remainder of the first quarter of 1994, certain executives of Parent commenced an analysis of the Company based upon publicly available information, but this activity was halted in April 1994 when Parent was in the midst of a strike and, subsequently, Parent pursued and completed two other acquisitions in the second half of 1994.

     At its meeting on July 6, 1994, the Company's Board authorized Mr. Scott and representatives of DLJ to identify and contact the most likely potential candidates for a possible purchase of or combination with the Company or one or more of its subsidiaries. During the next few months, Mr. Scott contacted several firms to assess their preliminary interest in a purchase or combination. DLJ representatives also contacted one potential purchaser. This process revealed some preliminary interest by potential strategic purchasers, but no concrete proposals were received.

     The strike and work stoppage at the Company's LTL competitors during the second quarter of 1994 improved the operating results of the Company's LTL carriers; however, performance declined during the latter part of 1994 and into 1995. The Company reported a consolidated net loss of $4.5 million for the first quarter of 1995, and announced on June 8, 1995, that it anticipated a second quarter consolidated net loss in a range of $11 million to $12.5 million. The Company's management continued to implement operational changes, initiated an examination of ways to restructure the Company's working capital financing to provide greater liquidity, and intensified efforts to identify possible strategic alternatives. In addition, the Company's management contacted several additional potential purchasers and furnished nonpublic information to one potential purchaser in addition to Parent.

     On May 25, 1995, Mr. Scott and Mr. Young met in Charlotte, at Mr. Young's request, and discussed generally the idea of the merger. At the meeting, Mr. Young expressed interest in obtaining detailed nonpublic information regarding the Company's operations in order to evaluate a possible acquisition.

     On June 8, 1995, Mr. Scott traveled to Fort Smith, Arkansas, headquarters of Parent, to meet with Mr. Young. At that meeting, Mr. Scott and Mr. Young discussed preliminarily the range of prices that Mr. Scott might recommend to the Company's Board of Directors, but no agreement was reached. Mr. Scott and Mr. Young agreed that the Company would furnish nonpublic information to Parent, and Parent signed a confidentiality and standstill letter agreement, filed herewith as Exhibit 7 and incorporated herein by reference.

     During the periods of June 13 through June 15, and June 23 through June 27, representatives of Parent and of Morgan Stanley & Co., Parent's investment advisor, visited several of the Company's facilities, met with certain representatives of the Company's management, and reviewed various documents and detailed financial information regarding the Company's operations.

     On June 26, Parent forwarded to the Company a proposed draft Merger Agreement. The Company reviewed the draft agreement, and forwarded comments and questions to Parent on June 29. The Company's general counsel, John B. Yorke, other Company counsel, and representatives of its outside counsel had a conference call on June 30 with Parent's general counsel, Richard F. Cooper, and representatives of Parent's outside counsel to review the Company's comments and discuss various issues in the draft. That same evening, Mr. Scott and Mr. Young agreed to meet on July 5 at the Company's offices in Charlotte to discuss the draft agreement and hold further conversations regarding a proposed purchase price.

     Messrs. Scott, Young, Cooper, Yorke and other management representatives of the Company and Parent, and representatives of the Company's and Parent's respective outside counsel, met on July 5 in Charlotte. Mr. Scott and Mr. Young had further discussions regarding a purchase price that each of them would be willing to recommend to their respective boards of directors, and discussed a price of $11.00 per share. Messrs. Scott and Young agreed that Parent would hold a meeting of its board of directors on July 7 and that the Company would call a meeting for July 8 to consider a possible transaction.

     On July 6, Parent sent to the Company a revised draft Merger Agreement. The Company provided comments on the revised draft to the Parent on July 7. Parent's board of directors approved the proposed Merger Agreement and the proposed acquisition, at a price of $11.00 per share, at its meeting on July 7.

     The Board of Directors of the Company met on Saturday, July 8, at the Company's Charlotte offices, to review the proposed Merger Agreement. Representatives of DLJ and the Company's outside counsel attended the meeting. After reviewing the transaction with the Company's legal and financial advisors and hearing a presentation by DLJ, the Board discussed and unanimously approved the proposed Merger Agreement and all transactions contemplated thereby. With respect to the Offer, the Board of Directors unanimously recommended that the shareholders of the Company accept the Offer and tender all of their Shares pursuant to the Offer.

     Copies of the press releases of the Company and Parent announcing the execution of the Merger Agreement are filed herewith as Exhibits 3 and 4 and are incorporated herein by reference thereto. A copy of a letter to shareholders of the Company, which accompanies this Schedule 14D-9, is filed herewith as Exhibit 5 and is incorporated herein by reference.

     In reaching its conclusion and recommendation described above, the Board of Directors considered the following factors:

          1. the business, results of operations, and financial condition of the Company;

          2. the rapidly deteriorating performance of Carolina Freight Carriers;

          3. alternatives to the Merger, including an analysis of the value that might be achieved for the Company's shareholders through a shutdown and liquidation of its unprofitable subsidiaries;

          4. the Company's discussions with its working capital lenders and other potential lenders;

          5. the terms and conditions of the Merger Agreement;

          6. the opinion of DLJ to the effect that, as of the date of its opinion and based upon and subject to certain matters stated therein, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger was fair to such holders from a financial point of view. (The full text of DLJ's written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by DLJ, is attached hereto as Exhibit 6 and is incorporated herein by reference thereto. SHAREHOLDERS ARE URGED TO READ THE OPINION OF DLJ CAREFULLY IN ITS ENTIRETY.);

          7. the fact that the Offer is not subject to a due diligence condition or a general financing condition, but is subject to receipt by Parent of funding of its bank commitment letter, which is subject, among other things, to a due diligence condition;

          8. the fact that the Merger Agreement, which prohibits the Company, its subsidiaries or its affiliates from initiating, soliciting or encouraging any potential acquisition transaction, does permit the Company (conditioned upon the execution of confidentiality agreements) to furnish nonpublic information to, allow access by, and participate in discussions and negotiations with any third party that has submitted an unsolicited acquisition proposal to the Company, provided that the Board of Directors, after consultation with outside counsel, determines that failure to do so would likely constitute a breach of its fiduciary duties;

          9. the fact that the Company had, during the past year, contacted those firms that management and DLJ viewed as the most likely candidates for an acquisition of, or combination with, all or part of the Company, and that none of such firms other than Parent had submitted a concrete proposal with respect to an acquisition transaction;

          10. the concern that public disclosure of a sale process might have a damaging effect on the Company's employee and customer relations;

          11. the provisions of the Merger Agreement that require the Company to pay the Parent a termination fee of $1.75 million and reimburse the Purchaser for its out-of-pocket expenses of up to $500,000 under certain circumstances;

          12. the regulatory approvals required to consummate the Offer and Merger and the likelihood of receiving all such approvals; and

          13. the likely impact of the Merger on employees of the Company, customers, suppliers, and the communities and markets in which the Company operates.

     The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance, and the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     DLJ has been retained by the Company to act as the Company's exclusive financial advisor with respect to the Offer and the Merger. Pursuant to an engagement letter with DLJ, the Company has agreed to pay DLJ for its services a transaction fee equal to $1,800,000, less any quarterly or monthly fees paid since their engagement began, and less fees paid in connection with the fairness opinion. The Company has also agreed to reimburse DLJ for its out-of-pocket expenses, including the fees and expenses of its counsel, and to indemnify DLJ and certain related parties against certain liabilities, including liabilities under the federal securities laws. In the ordinary course of business, DLJ and its affiliates may actively trade the debt and equity securities of the Company and the Purchaser for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained, or compensated any person to make solicitations or recommendations to the Company's shareholders with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) On June 2, 1995, pursuant to the employee option grant provision of the 1995 Nonqualified Stock Option Plan, approved by the shareholders on May 3, 1995, the Company granted options to purchase 480,000 Shares to certain employees at an exercise price of $9.625 (the market price of the Shares on that date). Of these options, the following were granted to executive officers of the
Company:

            James Hertwig..............................................   70,000
            James Justiss..............................................    5,000
            Shawn W. Poole.............................................   30,000
            Robert C. Rains............................................   20,000
            D.E. Randolph..............................................   23,000
            Lary R. Scott..............................................  140,000
            David D. Taggart...........................................   30,000
            John B. Yorke..............................................   32,000

     Except as disclosed in the preceding sentence, there have been no transactions in Shares which were effected during the past 60 days by the Company, or, to the best knowledge of the Company, any executive officer, director, affiliate or subsidiary of the Company.

     (b) Robert C. Rains and David D. Taggart, officers of subsidiaries of the Company, do not presently intend to tender Shares to the Purchaser pursuant to the Offer. With the exception noted in the preceding sentence, to the best knowledge of the Company, (i) all of its executive officers, directors, affiliates or subsidiaries presently intend to tender shares to the Purchaser pursuant to the Offer and (ii) none of its executive officers, directors, affiliates or subsidiaries presently intends to otherwise sell any Shares which are owned beneficially or held of record by such persons.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as referred to in Item 3 (b) or Item 4 hereof, the Company is not engaged in any other negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described above or in Item 3(b), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate or would result in one or more of the matters referred to in Item 7(a).

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     (a) NORTH CAROLINA TENDER OFFER DISCLOSURE ACT. The North Carolina Tender Offer Disclosure Act (the "Tender Offer Disclosure Act") applies to tender offers for equity securities of a North Carolina corporation. The Tender Offer Disclosure Act requires the Purchaser to file a statement with the North Carolina Secretary of State relating to the Offer and contains prohibitions against deceptive practices in connection with making a tender offer. In Eure v. Grand Metropolitan Limited, a North Carolina Superior Court held that the Tender Offer Disclosure Act's 30-day notice period prior to the commencement of a tender offer is unenforceable and preempted by the Exchange Act. The Purchaser has informed the Company that it plans to file concurrently with the Commission and the North Carolina Secretary of State a Tender Offer Statement on Schedule 14D-1, together with all exhibits thereto, upon commencement of the Offer.

     (b) REQUIRED REGULATORY APPROVALS

     General. The Company is not aware of any licenses or regulatory permits that are material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the Purchaser's acquisition of Shares as contemplated in the Offer or of any approval or other action by any

Governmental Entity that would be required for the acquisition or ownership of Shares by the Purchaser as contemplated in the Offer, except as otherwise described in the Offer to Purchase. While, except as otherwise expressly described below, the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of if such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any Shares tendered.

     The Voting Trusts. Six subsidiaries of the Company ("ICC Subsidiaries") engage in the interstate transportation of property, an activity causing those subsidiaries, and acquisition of control of those subsidiaries, to be subject to the jurisdiction of the Interstate Commerce Commission ("ICC"). Provisions of the Interstate Commerce Act require approval of, or the granting of an exemption from approval by, the ICC for the acquisition of control of two or more carriers subject to the jurisdiction of the ICC ("Carriers") by a person that is not a Carrier and for the acquisition or control of a Carrier by a person that is not a Carrier but that controls any number of Carriers. As a result, ICC exemption or approval is required for Purchaser to acquire control of the Company's ICC Subsidiaries. The exemption from or approval by the ICC of the acquisition by Parent or Purchaser of the Company or its ICC Subsidiaries is not a condition of the Offer.

     To ensure that the Purchaser does not acquire and directly or indirectly exercise control over the ICC Subsidiaries in violation of the requirements of the Interstate Commerce Act, the Purchaser intends to cause the Company, and the Company has agreed in the Merger Agreement, to deposit the shares of its ICC Subsidiaries ("ICC Subsidiary Shares") in separate voting trusts (the "Voting Trusts") substantially in accordance with the terms and conditions of a voting trust agreement (the "Voting Trust Agreement") to be entered into with the Trustee thereof, promptly upon Purchaser's acquisition of Shares pursuant to the Offer. The Offer is conditioned upon the issuance by the staff of the ICC of an informal, non-binding opinion, without the imposition of any conditions reasonably unacceptable to the Purchaser, that the use of the Voting Trusts in this transaction is consistent with the policies of the ICC against unauthorized acquisitions of control of a regulated carrier. Parent and the Purchaser requested the staff of the ICC on July 10 to issue such an opinion. Pursuant to ICC regulations, the ICC staff has the power to issue such opinions. Generally, the ICC staff has issued such opinions within one or two weeks of a request, although there can be no assurance that Parent and the Purchaser will be able to obtain an opinion this quickly.

     Pursuant to the terms of the Voting Trust Agreement, it is expected that the Trustee would hold the ICC Subsidiary Shares until (i) the effective date of the ICC's approval or exemption from approval of Parent's and Purchaser's acquisition of control of the ICC Subsidiaries, (ii) the ICC Subsidiary Shares are sold to a third party or otherwise disposed of, or (iii) the Voting Trust is otherwise terminated. The Voting Trust Agreement is expected to provide that the Trustee will have the sole power to vote such ICC Subsidiary Shares. In addition, it is expected that the Voting Trust Agreement will provide that the Company or its successor in interest will be entitled to receive any cash dividends paid by the ICC Subsidiaries.

     Notice of Exemption. The ICC has provided by regulation that it will exempt from the requirement for prior ICC approval all acquisitions of control involving only motor carriers of property subject to the ICC's jurisdiction unless it determines that such an exemption is not warranted because of issues regarding competition, impacts on employees and the safety ratings of the parties. The ICC regulations require parties to all such acquisitions of control to file a notice of exemption with the ICC, and also provide that the exemption from approval will automatically become effective 60 days after the ICC publishes the notice of exemption in the ICC Register unless complaints concerning the notice of exemption are timely filed. The regulations further provide that the ICC will generally decide any complaints within 30 days after receiving them; such decisions may deny the complaint and permit the exemption to become effective or may prevent the exemption from becoming effective.

     Parent and Purchaser and Company filed with the ICC a notice of exemption (the "Notice of Exemption") on July 10, 1995, to permit Parent and Purchaser to acquire control of the Company's ICC Subsidiaries without formal ICC approval. The ICC generally publishes such notices in the Federal Register three to four weeks after they are filed, although there can be no assurance that the Notice of Exemption will be published that quickly. Parent and Purchaser expect that the Notice of Exemption will become effective 60 days after it is published.

     Temporary Authority. Pending receipt of final and effective exemption from or approval by the ICC, the Interstate Commerce Act authorizes the ICC to permit Parent or Purchaser temporarily to operate through management the properties of the ICC Subsidiaries if the ICC concludes that failure to grant such temporary operating authority may result in injury to those properties or substantially interfere with their future usefulness in providing adequate and continuous service to the public. Parent and Purchaser have applied for such temporary authority to permit Parent or Purchaser to operate the properties of the ICC Subsidiaries pending the effectiveness of the Notice of Exemption. Purchaser's obligations under the Offer are conditioned upon the ICC's granting of such temporary authority.

     (c) PURCHASER'S DESIGNATION OF PERSONS TO BE ELECTED TO THE COMPANY'S BOARD OF DIRECTORS. The information statement attached hereto as Annex I is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's shareholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

 Exhibit 1   --   Agreement and Plan of Merger dated July 8, 1995, among Parent, the Purchaser and the Company.
 Exhibit 2   --   Form of Voting Trust Agreement to be entered into among Parent, the Purchaser, the Company and the Trustee.
 Exhibit 3   --   Press Release of the Company issued on July 10, 1995.
 Exhibit 4   --   Press Release of Parent issued on July 10, 1995.
 Exhibit 5*  --   Letter to Shareholders of the Company dated July 14, 1995.
 Exhibit 6*  --   Opinion of Donaldson, Lufkin & Jenrette Securities Corporation dated July 8,
                    1995.
 Exhibit 7   --   Confidentiality and Standstill Letter Agreement of Parent dated June 8, 1995.
 Exhibit 8   --   Employment Agreement dated June 2, 1995, between the Company and Lary R.
                    Scott.
 Exhibit 9   --   Form of Amendment to Severance Agreements dated as of July 8, 1995, between the Company and Certain Executive Officers.
 Exhibit 10  --   Excerpt from Proxy Statement distributed in connection with the Company's annual meeting of shareholders on May 3, 1995.

- ---------------

* Included in the materials sent to shareholders of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          WORLDWAY CORPORATION

                                          By:       /s/  JOHN B. YORKE

                                             -----------------------------------
                                             Name:  John B. Yorke
                                             Title:  Vice President and General
                                               Counsel

Date: July 14, 1995

                                                                         ANNEX I

                              WORLDWAY CORPORATION
                            400 TWO COLISEUM CENTER
                               2400 YORKMONT ROAD
                        CHARLOTTE, NORTH CAROLINA 28217

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about July 14, 1995 as part of Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of WorldWay Corporation (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board"). You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on July 14, 1995. The Offer is scheduled to expire at 12:00 midnight on August 10, 1995, New York City time, unless extended, at which time, upon the expiration of the Offer, if all conditions of the Offer have been satisfied or waived, the Purchaser has agreed with the Company that it will purchase all Shares validly tendered pursuant to the Offer and not withdrawn. The consummation of the Offer and the Merger pursuant to the terms of the Merger Agreement would result in a change of control of the Company.

     The information contained in this Information Statement concerning Parent and the Purchaser has been furnished to the Company by Parent and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                               BOARD OF DIRECTORS

GENERAL

     The common stock, $0.50 par value per share (the "Company Common Stock"), is the only class of voting stock of the Company outstanding. As of July 7, 1995, there were outstanding and entitled to vote 6,561,672 shares of Company Common Stock, each of which is entitled to one vote. An additional 875,450 shares of Company Common Stock are issuable pursuant to outstanding options, which options are immediately exercisable. For information regarding the ownership of the Company Common Stock by holders of more than five percent of the outstanding shares and by the management of the Company, see "Security Ownership of Certain Beneficial Owners and Management."

     The Company's Articles of Incorporation provide that its Board of Directors shall be divided into three classes, such classes to be as nearly equal in number as possible, and that each year the shareholders of its Common Stock shall elect the members of one of the three classes to serve three-year terms of office. The number of directors is currently fixed by the Articles of Incorporation of the Company at a variable number, with a minimum of seven and a maximum of nine. Currently, there are eight members of the Board of Directors.

RIGHT TO DESIGNATE DIRECTORS

     The Company has agreed in the Merger Agreement that, promptly upon the acceptance for payment of the number of Shares by the Purchaser pursuant to the Offer as represents at least a majority of the outstanding Shares (on a fully diluted basis), the Purchaser shall be entitled to designate such number of directors, rounded up to the next whole director, on the Board of Directors of the Company as will give the Purchaser representation on the Board of Directors equal to at least that number of directors that equals the product of the total number of directors on the Board multiplied by the percentage that the aggregate number of shares of Company Common Stock accepted for payment pursuant to the Offer, bears to the number of shares of Company Common Stock then outstanding. The Company and the Board of Directors have agreed at such time to take any and all action needed to cause the Purchaser's designees to be appointed to the Board of Directors (including to cause directors to resign).

     The Company's obligations to appoint Parent's designees to the Board pursuant to the Merger Agreement are subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The Company has agreed to promptly take all actions required pursuant to such Section and Rule in order to fulfill its obligations under the Merger Agreement and to include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under such Section and Rule to fulfill such obligations.

PURCHASER'S DESIGNEES

     Pursuant to the terms of the Merger Agreement, it is expected that the Purchaser's designees will take office as directors of the Company (the "Purchaser Designees") upon the Purchaser's acceptance for payment of any Shares as represents at least a majority of the outstanding Shares (on a fully diluted basis) in the Offer.

     The Purchaser has advised the Company that it will choose the Purchaser Designees from the directors and executive officers listed on Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's shareholders together with this Information Statement. The Purchaser has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchase has consented to act as a director, if so designated. The information on such Schedule I is incorporated herein by reference.

     The Purchaser has advised the Company that none of the persons listed on such Schedule I has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. The Purchaser has also advised the Company that none of the persons listed in the table above is a director of, or holds any position with, the Company, and that none of such persons beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission. The election of the Purchaser's designees will be accomplished at a meeting or by written consent of the Board.

BOARD OF DIRECTORS OF THE COMPANY

     The following table sets forth with respect to each member of the Board of Directors of the Company (i) his name, (ii) his age, (iii) all positions and offices with the Company, (iv) his business experience, including principal occupation, and (v) his directorships in other publicly held companies, if any.

Daniel A. Boggan, Jr., 49, Group Executive Director for Education Services, The National Collegiate Athletic Association (education). Former Vice-Chancellor, University of California, Berkeley, California, 1986-1994. Serves on board of directors of The Clorox Company (household products), Chairman of the Board of the East Oakland Youth Development Corporation.

Member:  Audit Committee                         First became a Director: 1995

J. M. Carstarphen, 62, President and Chairman of the Board, Stowe-Pharr Mills (textiles and carpet). President, Belmont Land Investment Company and Strand Development Corporation (both of which are real estate development firms). Serves on boards of directors of R. L. Stowe Mills, Inc. (textiles), the Community Foundation of Gaston County, Inc., and Wachovia Bank and Trust Company, Southern Region (banking). Member of Liberty Mutual Advisory Board (insurance).

Member:  Compensation Committee                  First became a Director: 1991

Charles L. Grace, 60, President, Cummins Atlantic, Inc. (distributor of diesel engines). Serves on boards of directors of First Union National Bank (North Carolina board) (banking), Mercy Health Services (Mercy Hospital) (health services) and North Carolina Trucking Association. Member of North Carolina Board of Advisors of Liberty Mutual Insurance Company, Chairman of the Board of Trustees of Belmont Abbey College.

Member:  Audit Committee                         First became a Director: 1991
         Nominating Committee

William M. R. Mapel, 63, Retired Senior Vice President/Chairman-Policy Committee, North American Finance Group, Citibank, N.A., New York (1986-1988). Previously Senior Vice President/Division Executive of Citibank (1969-1985). Chairman of the Board of Mercantile & General Reinsurance Company of America (insurance). Serves on boards of directors of Mercantile & General Life Reassurance Company of America (insurance), Brundage, Story & Rose Investment Trust, Galey & Lord, Inc. (textiles), Churchill Capital, Inc., NSC Corporation (environmental services), and USLIFE Income Fund, Inc.

Member:  Audit Committee                         First became a Director: 1989
         (Chairman)

Dr. James G. Martin, 59, Chairman of the Research Development Board, James C. Cannon Research Center, Charlotte-Mecklenburg Hospital Authority. Serves on boards of directors of J.A. Jones, Inc. (construction), Duke Power Company (electric utility), and Blue Cross/Blue Shield of North Carolina (insurance); former Governor of the State of North Carolina (1985-1993), Member, United States House of Representatives (1973-1985), former Associate Professor of Chemistry, Davidson College.

Member:  Compensation Committee                  First Became a Director: 1993

Paul F. Richardson, 66, President, Paul F. Richardson Associates, Inc. (international maritime consulting firm) since 1977. Seventeen years with Sea-Land Service, Inc., serving as President from 1970 to 1976 and Vice Chairman from 1976 to 1977. Currently Vice President and Director of the U.S. Coast Guard Foundation. Awarded the Meritorious Public Service Citation in 1981 by the Secretary of the Navy for service on behalf of the United States Navy in the fields of public relations and maritime education and cooperation. In 1993, Mr. Richardson received the Connie Award from the Containerization and Intermodal Institute in recognition of his leadership in the transportation industry and many contributions to the advancement of international intermodal transportation.

Member:  Compensation Committee                  First became a Director: 1986
         (Chairman)
         Nominating Committee

Lary R. Scott, 58, Chairman of the Board and Chief Executive Officer of the Company. Mr. Scott joined the Company in 1993 as Vice Chairman and Chief Executive Officer. Mr. Scott was elected as Chairman of the Board in May, 1994. For approximately two years prior to joining the Company, Mr. Scott served as a transportation consultant. Prior to that time he was President and Chief Executive Officer of Consolidated Freightways, Inc. Serves on boards of directors of Mayflower Group, Inc. (transportation) and The Clorox Company (household products).

Member:  Executive Policy Committee              First became a Director: 1993
         (Chairman)

Kenneth G. Younger, 69, Retired Chairman of the Board of the Company. Mr. Younger joined the Company in 1977 and retired from the Company in 1990 as Chief Executive Officer. Mr. Younger returned to the Company in 1993 as Chairman and Chief Executive Officer, retired as Chief Executive Officer upon the election of Mr. Scott as Chief Executive Officer, and continued to serve in the capacity of Chairman until May 1994. Director of First Union Corporation (banking and financial services), member of the Board of Trustees of Duke University.

Member:  Nominating Committee                    First became a Director: 1977
         (Chairman)

     The classes in which the directors serve are as follows:

     CLASS I                CLASS II                CLASS III
- ------------------    --------------------    ----------------------
J. M. Carstarphen     Dr. James G. Martin     Daniel A. Boggan, Jr.
Charles L. Grace      K. G. Younger           William M. R. Mapel
Lary R. Scott                                 Paul F. Richardson

     The term of office of each of the Class II directors expires at the 1996 Annual Meeting of Shareholders; the term of office of each of the Class I directors expires at the 1997 Annual Meeting of Shareholders; and the term of office of each of the Class III directors expires at the 1998 Annual Meeting of Shareholders or in each case until their respective successors shall be duly elected and qualified to serve.

     The Company, Parent and the Purchaser have agreed pursuant to the Merger Agreement that, following the election or appointment of Parent's designees and prior to the Effective Time, any amendment of the Merger Agreement by the Company will require the affirmative vote of a majority of directors of the Company that have not been designated by the Purchaser or Parent.

     Each of the directors has agreed to resign from the Board of Directors to the extent that additional vacancies will be required to appoint the Purchaser's designees.

BOARD MEETINGS -- COMMITTEES OF THE BOARD

     The Board of Directors met eight (8) times in 1994. The Company has standing Audit, Nominating, and Compensation Committees elected by the Board of Directors. Committee membership is indicated in the preceding biographical section on directors.

     The Audit Committee of the Company met twice during 1994. Functions performed by this committee consist generally of recommending the audit firm to be employed as independent auditors for the Company and consulting with independent auditors for the purpose of reviewing the scope of the audit, their audit report, and the adequacy of internal controls.

     The Nominating Committee functions consist of receiving and reviewing nominations to the Board of Directors, recommending to the Board nominees to fill Board vacancies, and recommending to the Board nominees for membership on committees of the Board. It met one (1) time during 1994. The Nominating Committee considers nominees recommended by shareholders.

     The Compensation Committee met six (6) times during 1994. This committee approves the compensation for the officers of the Company. Other functions performed include the approval of compensation plans for consideration by the Board of Directors and the granting of stock options under the Company's stock option plans.

COMPENSATION OF DIRECTORS

     Directors who are not employees are paid an annual retainer of $12,000 each for their service on the Board of Directors. In addition, each such director receives $450 plus travel expenses for every board and committee meeting attended, except for committee meetings held on the same day of a board or other committee meeting, in which case the compensation rate is $100 for each additional meeting. Directors who are employees of the Company receive no additional compensation for board service except for being included for coverage under the directors' fee continuation plan described below.

     After three years of service with the Company for Directors joining the Board prior to 1995, and after five years of service for Directors joining the Board in 1995 or thereafter, members of the Board of Directors are covered by a fee continuation plan which provides for the payment of $8,500 annually for a period of ten years upon retirement as director at age 60. Reduced benefits are available to retired directors at age 55. A director who dies before retirement and who has at least five years of service with the Company will receive a continuation of fees for a period of fifteen years. Amounts payable under this plan are scheduled and vary based upon the age of the director. Benefits payable to directors under this plan are subject to acceleration in the event a director's service on the Board is involuntarily terminated following a change in control of the Company. A change in control means one of a nature that would require reporting under the Exchange Act by a person, as defined in the Exchange Act, other than the Company, its subsidiaries, or an employee benefit plan sponsored by the Company or one of its subsidiaries.

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

HOLDERS OF MORE THAN FIVE PERCENT BENEFICIAL OWNERSHIP

     The following are shareholders known to the Company to beneficially own (as determined in accordance with Rule 13d-3 under the Exchange Act) more than five percent of the Company's outstanding Common Stock as of July 12, 1995:

                                                                 NUMBER OF
                       NAME OF SHAREHOLDER                     SHARES HELD(1)       PERCENTAGE
    ---------------------------------------------------------  --------------       ----------
    David L. Babson & Co., Inc...............................      336,100(2)          5.12%
    One Memorial Drive
    Cambridge, Massachusetts 02142-1300
    Fisher Investments, Inc. ................................      416,500(3)          6.35%
    13100 Skyline Boulevard
    Woodside, California 94062
    The Prudential Insurance
      Company of America.....................................      364,278(4)           5.5%
    Prudential Plaza
    Newark, New Jersey 07102-3777
    Tweedy, Browne Company L.P...............................      439,689(5)          6.70%
    52 Vanderbilt Avenue
    New York, New York 10017

- ---------------

(1) Information provided herein has been obtained from Schedules 13D or 13G, as applicable, filed with the Securities and Exchange Commission.
(2) As set forth in Schedule 13G, David L. Babson & Co., Inc. has sole voting power with respect to 264,700 shares, shared voting power with respect to 71,400 shares, and sole dispositive power with respect to all 336,100 shares.
(3) As set forth in Schedule 13G, Fisher Investments, Inc. has sole voting power with respect to 416,500 shares, and sole dispositive power with respect to all 416,500 shares.
(4) As set forth in Schedule 13G, Prudential Insurance Company of America has sole voting power with respect to 4,400 shares, shared voting power with respect to 357,100 shares, sole dispositive power with respect to 4,400 shares and shared dispositive power with respect to 357,100 shares.
(5) Includes shares beneficially held by Tweedy Browne Company, L.P. ("TBC"), TBK Partners, L.P. ("TBK"), and Vanderbilt Partners, L.P. ("Vanderbilt"), as reported on Schedule 13D. As set forth in Schedule 13D, of the shares reported, TBC has sole voting power with respect to 370,644 shares, and shared dispositive power with respect to 439,689 shares. Vanderbilt has sole voting power with respect to 11,000 shares and sole dispositive power with respect to 11,000 shares.

BENEFICIAL OWNERSHIP OF DIRECTORS AND MANAGEMENT

     The following table sets forth certain information concerning the beneficial ownership of Company Common Stock as of July 12, 1995, by each director of the Company, by each of the executive officers listed in the Summary Compensation Table ("Named Executive Officers"), and by all directors and executive officers of the Company as a group. Unless otherwise noted in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power with respect to the shares of Company Common Stock shown as beneficially owned.

                                                             SHARES OF           PERCENT OF
                 NAME OF BENEFICIAL OWNER(1)                COMMON STOCK     OUTSTANDING SHARES
    ------------------------------------------------------  ------------     ------------------
    Daniel A. Boggan, Jr..................................       2,500(2)              *
    J. M. Carstarphen.....................................       3,000(3)              *
    Charles L. Grace......................................       3,500(4)              *
    James R. Hertwig......................................      89,900(5)           1.37
    Palmer E. Huffstetler.................................         -0-                --
    William M. R. Mapel...................................       3,500(6)              *
    Dr. James G. Martin...................................       2,700(7)              *
    Robert C. Rains.......................................      40,485(8)              *
    Edmond Randolph.......................................      42,600(9)              *
    Paul F. Richardson....................................       3,500(10)             *
    Lary R. Scott.........................................     216,000(11)           3.3
    David D. Taggart......................................      54,975(12)             *
    K. G. Younger.........................................      45,948(13)             *
    All directors and executive officers (a total of
      fifteen persons) as a group.........................     638,108(14)           9.7%

- ---------------

  *  Less than 1%
 (1) The nature of the beneficial ownership for all shares is sole voting and investment power.
 (2) Represents shares Mr. Boggan had the right to acquire within sixty days under stock option plans of the Company.
 (3) Includes 2,500 shares Mr. Carstarphen had the right to acquire within sixty days under stock option plans of the Company.
 (4) Includes 2,500 shares Mr. Grace had the right to acquire within sixty days under stock option plans of the Company.
 (5) Includes 88,000 shares Mr. Hertwig had the right to acquire within sixty days under stock option plans of the Company.
 (6) Includes 2,500 shares Mr. Mapel had the right to acquire within sixty days under stock option plans of the Company.
 (7) Includes 2,500 shares Dr. Martin had the right to acquire within sixty days under stock option plans of the Company.
 (8) Includes 39,480 shares Mr. Rains had the right to acquire within sixty days under stock option plans of the Company.
 (9) Includes 42,600 shares Mr. Randolph had the right to acquire within sixty days under stock option plans of the Company.
(10) Includes 2,500 shares Mr. Richardson had the right to acquire within sixty days under stock option plans of the Company.
(11) Includes 206,000 shares Mr. Scott had the right to acquire within sixty days under stock option plans of the Company.
(12) Includes 54,720 shares Mr. Taggart had the right to acquire within sixty days under stock option plans of the Company.
(13) Includes 2,500 shares Mr. Younger had the right to acquire within sixty days under stock option plans of the Company.
(14) Includes 577,800 shares the executive officers and directors had the right to acquire within sixty days under stock option plans of the Company.

                               EXECUTIVE OFFICERS

     Listed below are the current executive officers of the Company who do not serve on the Board of Directors:

     James R. Hertwig, 44, serves as President of Carolina Freight Carriers Corporation. He joined the Company in January 1994 as Vice President and was elected to his current position in October 1994. Prior to joining the Company he was President and Chief Executive Officer of Conway Intermodal.

     James A. Justiss, 57, serves as President of CaroTrans International, Inc. Prior to that, he served with Carolina Freight Carriers Corporation as Vice President -- International Division since 1982.

     Shawn W. Poole, 36, serves as Vice President and Chief Financial Officer of the Company. He joined the Company as Treasurer in January 1990 and was elected to his present position in May 1994.

     Robert C. Rains, 41, has served as President of The Complete Logistics Company since 1988.

     D. Edmond Randolph, 59, serves as President of Cardinal Freight Carriers, Inc. He joined Cardinal in May 1991 as President. Prior to joining Cardinal, Mr. Randolph was Division Manager for National Freight Incorporated.

     David D. Taggart, 51, serves as President of G. I. Trucking Company. Mr. Taggart joined G. I. Trucking as Vice President of Operations in November 1988. He was elected to his present position in May 1991.

     John B. Yorke, 40, serves as Vice President and General Counsel of the Company. He joined Carolina Freight Carriers Corporation in 1987 as Assistant General Counsel. He was elected Secretary and Assistant General Counsel of the Company in 1990 and was elected to his present position in January 1993.

                            COMPENSATION OF OFFICERS

     The table below sets forth the compensation paid by the Company to the chief executive officer and the four additional most highly compensated executive officers (other than the chief executive officer), for services rendered in all capacities to the Company and its subsidiaries during the fiscal year ended December 31, 1994.

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG TERM COMPENSATION
                                                                                -----------------------------------
                                                                                         AWARDS
                                               ANNUAL COMPENSATION              -------------------------   PAYOUTS
                                    -----------------------------------------   RESTRICTED    SECURITIES    -------
                                                                 OTHER ANNUAL     STOCK       UNDERLYING     LTIP     ALL OTHER
        NAME AND PRINCIPAL                  SALARY     BONUS     COMPENSATION    AWARD(S)    OPTIONS/SARS   PAYOUTS  COMPENSATION
            POSITION(1)             YEAR      $         ($)          ($)           ($)           (#)          ($)        ($)
- ----------------------------------- -----  --------   --------   ------------   ----------   ------------   -------  ------------
Lary R. Scott(2)................... 1994   $250,016   $129,796       $  0          $  0         45,000       $   0     $ 19,653(7)
  Chairman & CEO                    1993    187,512          0          0             0         35,000           0            0
                                    1992         --         --         --            --             --          --           --
James R. Hertwig(3)................ 1994    146,309     44,646          0             0         25,000           0       20,179(8)
  President -- Carolina Freight     1993         --         --         --            --             --          --           --
  Carriers(4)                       1992         --         --         --            --             --          --           --
Palmer E. Huffstetler.............. 1994    227,683(6)  70,127          0             0         16,000           0      690,972(9)
  President(5)                      1993    180,362          0          0             0         27,000           0        8,955(10)
                                    1992    141,669          0          0             0              0           0        7,804(10)
D. Edmond Randolph(2).............. 1994    110,400    313,105          0             0         19,000           0            0
  President -- Cardinal Freight     1993    109,000    252,201          0             0          1,000           0            0
  Carriers(4)                       1992         --         --         --            --             --          --           --
David D. Taggart................... 1994    145,000     69,731          0             0         20,300           0            0
  President -- G.I. Trucking(4)     1993    128,483          0          0             0          4,700           0            0
                                    1992    122,061          0          0             0              0           0            0

- ---------------

 (1) Reflects the capacities in the Company held by such individuals as of December 31, 1994.
 (2) First became an executive officer of the Company in 1993.
 (3) First became an executive officer of the Company in 1994.

 (4) A wholly owned subsidiary of the Company.
 (5) Mr. Huffstetler retired as President of the Company effective December 31, 1994.
 (6) Includes amounts paid for accrued unused vacation.
 (7) Represents the present value of the premium relating to the benefit to be received pursuant to the Company's split dollar life insurance plan.
 (8) Represents the amount of interest ($179) that would have been payable at market rates during 1994 on a loan provided by the Company without interest, and amounts paid ($20,000) to Mr. Hertwig for consulting services performed prior to his becoming an employee of the Company.
 (9) Includes $18,682 representing the present value of the premium relating to the benefit to be received pursuant to the Company's split dollar life insurance plan. Also includes compensation paid pursuant to a retirement agreement that was effective November 4, 1994, including $300,000 payable in equal weekly installments of $1,923.08 through December 31, 1997; a $15,000 cash payment; and $357,290.22 representing enhanced pension benefits calculated as though Mr. Huffstetler were a participant in the 1992 retirement incentive plan. Does not include amounts paid or payable under the deferred compensation plans, the directors' fee continuation plan, or other employee benefit plans. The agreement provided that Mr. Huffstetler would not compete with the company for a period of one year.
(10) Amounts reflect the differential between interest accrued at higher-than-market rates under the Company's deferred compensation plans and amount of interest that would have accrued (or been paid) at market rates. The higher-than-market rates are only paid if the service requirements in the plan are met.

OPTIONS

     Shown below is further information on new grants of stock options pursuant to the Company's stock option plans during the fiscal year ended December 31, 1994 to the Named Executive Officers.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                               INDIVIDUAL GRANTS

                                         NUMBER OF      % OF TOTAL
                                         SECURITIES    OPTIONS/SARS
                                         UNDERLYING     GRANTED TO    EXERCISE OF                 GRANT DATE
                                        OPTIONS/SARS   EMPLOYEES IN   BASE PRICE    EXPIRATION   PRESENT VALUE
                                         GRANTED(1)    FISCAL YEAR      ($/SH)         DATE         ($)(2)
                                        ------------   ------------   -----------   ----------   -------------
Lary R. Scott.........................     45,000          15.5         $ 11.25       05-03-04      237,600
James R. Hertwig......................     15,000           5.2           11.25       05-03-04       79,200
                                           10,000           3.5          10.875       03-06-04       50,600
Palmer E. Huffstetler.................     16,000           5.5           11.25       05-03-04       84,480
D. Edmond Randolph....................     19,000           6.6           11.25       05-03-04      100,320
David D. Taggart......................     20,300           7.0           11.25       05-03-04      107,184

- ---------------

(1) All grants of options were made on May 4, 1994, under the 1994 Nonqualified Stock Option Plan ("1994 Plan") with the exception that an option to purchase 10,000 shares at a base price of $10.875 was granted to Mr. Hertwig on March 7, 1994 under the 1984 Incentive Stock Option Plan (the "1984 Plan"). Such options have an exercise price equal to 100% of the fair market value of the options on the date of grant. Options remain outstanding for 10 years and become exercisable cumulatively in annual installments so long as employment with the Company continues. Pursuant to the terms of the 1984 Plan, during the first year an option is outstanding it may not be exercised. Thereafter, the option shall be exercisable in installments as follows: 30% of the number of shares after commencement of the second year, 30% after the third year and 40% after the fourth year. Options otherwise exercisable may be exercised within the following periods of time when employment is terminated for the indicated reason: three months following the optionee's termination of employment, except when termination is for cause, and one year following the death of the optionee. The nonvested portion of an employee's options shall be considered forfeited upon termination of his or her employment with the Company for whatever reason. Options granted under the 1994 Plan vest in 25% increments annually beginning one year following the date of grant of the option. No option granted under the 1994 Plan may be exercised prior to two years from the date of grant of such option. Upon termination of employment for any reason, any nonvested portion of an option granted under the 1994 Plan is forfeited. In the event an optionee's employment terminates by reason of death, retirement (as defined in the 1994 Plan), permanent and total disability (as determined generally pursuant to the long-term disability plan applicable to such optionee), or under such other circumstances as may be determined by the Compensation Committee, the vested portion of such optionee's options granted under the 1994 Plan shall be exercisable for a period of one year thereafter. In the event of termination of an optionee's employment for any other reason, all of such optionee's options granted under the 1994 Plan shall terminate, and shall no longer be exercisable, as of the date of termination of employment. Vesting of such options may be accelerated under certain circumstances involving a change of control of the Company. All options were granted with an exercise price equal to the closing price on the New York Stock Exchange -- Composite Transactions of the Company's common stock on May 4, 1994, and on March 7, 1994 for such options granted Mr. Hertwig under the 1984 Plan.
(2) Based on the Black-Scholes option pricing model adapted for use in valuing executive stock options. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised, so that there is no assurance the value realized by an executive will be at or near the value estimated by the Black-Scholes model. The estimated values under that model are based on the following assumptions: exercise price is 100% of the fair market value at date of grant; exercise term is ten years; no discounts have been taken for vesting or restrictions; the risk free rate is 7.14% (based on the 10-year Treasury note yield as of the date the options were issued); the volatility factor is .33 (based on the preceding 12 months); and the dividend yield is 1.78% (based on the preceding 12 months). At year end, the option price was substantially above the then-current market price of the Company's common stock.

     The following table sets forth information regarding the number of unexercised options held by the named executives at December 31, 1994. No options were exercised by the named executives during 1994.

    AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END
                               OPTION/SAR VALUES

                                                                           NUMBER OF
                                                                          SECURITIES         VALUE OF
                                                                          UNDERLYING        UNEXERCISED
                                                                          UNEXERCISED      IN-THE-MONEY
                                                                        OPTIONS/SARS AT   OPTIONS/SARS AT
                                                                          FY-END (#)        FY-END ($)
                                     SHARE ACQUIRED                      EXERCISABLE/      EXERCISABLE/
               NAME                 ON EXERCISE (#)    VALUE REALIZED    UNEXERCISABLE     UNEXERCISABLE
- ----------------------------------  ----------------   --------------   ---------------   ---------------
Lary R. Scott.....................          0                N/A         10,500/69,500            *
Palmer E. Huffstetler.............          0                N/A         40,552/26,448            *
James R. Hertwig..................          0                N/A              0/25,000            *
D. Edmond Randolph................          0                N/A            300/19,700            *
David D. Taggart..................          0                N/A          4,210/20,790            *

- ---------------

* The exercise prices for all options outstanding were higher than the market value of the Company's Common Stock, as reported on the New York Stock Exchange, at December 31, 1994.

EMPLOYMENT CONTRACTS

     The Company entered into a contract of employment with Mr. Scott during 1993 that expires on March 21, 1998. The contract calls for annual compensation of not less than $250,000. The contract provides for certain other benefits and perquisites afforded all other officers of the Company, and in some cases, afforded all other employees of the Company. On June 2, 1995, Mr. Scott entered into an employment agreement extending the term of his employment with the Company.

     The Company entered into a contract of employment with Mr. Hertwig during 1994 that terminates two (2) years after the Company gives notice of termination. The contract calls for annual compensation of not less than $135,000. The contract provides for certain other benefits and perquisites afforded all other officers of the Company, and in some cases, afforded all other employees of the Company.

     The Company also entered into a contract of employment with Mr. Huffstetler during 1993 which by its terms was to expire on March 21, 1997. The contract called for annual compensation of not less than $182,000 as well as certain other benefits and perquisites afforded all other officers of the Company and, in some cases, afforded all other employees of the Company. Pursuant to mutual agreement of Mr. Huffstetler and the Company, such contract was terminated upon Mr. Huffstetler's retirement from the Company effective December 31, 1994. Pursuant to the provisions of such contract, upon his retirement Mr. Huffstetler became entitled to retirement benefits similar to those provided under the 1992 Retirement Incentive Program of Carolina Freight Carriers Corporation.

OFFICER SEVERANCE AGREEMENTS

     The Company has entered into agreements with certain executives, including Messrs. Scott and Hertwig that provide for continued compensation in the event of their termination of employment following a change in control of the Company. Under the agreements, a change in control means one of a nature that would require reporting under the Act by a person, as defined in the Act, other than the Company, its subsidiaries, or an employee benefit plan sponsored by the Company or one of its subsidiaries. Following a change in control, if the officer is terminated within 24 months for any reason other than for cause, disability, retirement or death, or should the officer leave his employment for good reason, as defined in the agreement, then the officer is entitled to receive a payment in cash equal to 2.99 times his average W-2 earnings for the five-year period which immediately precedes the year in which the termination occurs. Each agreement expires December 31, 1995 but is automatically extended from year to year unless the Company provides notice of its intent to terminate at least ninety (90) days prior to January 1 of any succeeding year. The severance agreements were amended in July 1995, to provide that the officers will be entitled to receive the compensation described above if the officer's employment is terminated for any reason (including resignation) during the six-month period after the first anniversary of a change of control.

SUPPLEMENTAL BENEFIT PLAN

     The Supplemental Benefit Plan provides for a salary continuation benefit in the event the participating officer dies before such officer's 65th birthday; a supplemental retirement benefit payable upon early retirement, late retirement, or disability; and a postretirement benefit payable upon the death of the participating officer. Amounts payable under this plan are scheduled and are based upon individual participant's age and rate of compensation. The supplemental retirement benefit becomes fully vested in a participating officer upon his attainment of age 65, upon his attainment of age 55 provided he has ten or more years of service with the Company, upon his becoming disabled, or upon his completion of 15 years of service with the Company. (The vesting schedule is eight (8) years for Mr. Scott and five (5) years for Mr. Randolph). The term for payment of benefits varies for each participant depending upon the participant's age and length of service with the Company. The normal retirement benefit, generally, is equal to 12% of base salary. Officers relinquished individual group life insurance benefits equal, generally, to one and one-half times their base salary to participate in the executive benefit plan. For the named executives the benefit at the normal retirement date, which is payable monthly for a period of 15 years, is as follows: Lary R. Scott -- $2,500; James R. Hertwig -- $1,350; Palmer E. Huffstetler -- $2,000; D. Edmond
Randolph -- $1,850; and David D. Taggart -- $1,450. Benefits payable to officers of the Company under this plan are subject to accelerated payment in the event of a change in control of the Company. A change in control means one of a nature that would require reporting under the Act by a person, as defined in the Act, other than the Company, its subsidiaries, or an employee benefit plan sponsored by the Company or one of its subsidiaries. Life insurance has been purchased on the lives of the participants, with the Company as owner and beneficiary, to indemnify the Company upon the death of the covered employees for the cost of benefits paid. The costs of the plans are being amortized over the lives of the participants. On an after-tax basis, it is anticipated that there will be no cost to the Company resulting from these plans, except for the cost of money invested in the plans, which is not expected to be significant throughout the duration of the program.

EMPLOYEES' PENSION PLAN

     This is a defined benefit plan in which all officers of the Company are participants. This plan also covers noncontractual employees of Carolina Freight Carriers and Red Arrow Freight Lines, Inc., and all employees of other wholly-owned subsidiaries of the Company. In addition, certain contractual employees of Red Arrow have a deferred-vested interest in the plan. Under this plan, at normal retirement age the amount of straight life-time pension is an amount equal to nine-tenths percent of the participant's average pay over the five (5) consecutive years during the employee's term of service that produce the highest average multiplied by his or her number of years of service (not to exceed 35 years of service) plus an added amount based on the amount by which an employee's remuneration exceeds the Social Security contribution and benefit base. The table below sets forth estimated annual benefits payable upon retirement at normal retirement age of 65 to persons in specified remuneration and years of service classifications. Amounts presented in the pension table are based upon straight-life annuity amounts, and remuneration, for purposes of the plan, includes all earnings from the Company which are reportable on Form W-2 for federal income tax withholding purposes, and such amounts of compensation deferred under the Company's Employee Savings and Protection Plan. Such amounts are not subject to offset for Social Security or other amounts. Such earnings for executive officers are those as reported in the Salary Column of the Summary Compensation Table. The number of credited years of service under the Pension Plan for the following individuals is as indicated in parentheses immediately after their names: Mr. Scott (2), Mr. Randolph (4), Mr. Huffstetler (30), Mr. Hertwig (1), and Mr. Taggart (6). The amounts shown are formula amounts but are subject to certain limitations as provided in the plan as approved by the Internal Revenue Service. The 1994 aggregate maximum annual pension which may be paid under the plan and all other defined benefit plans of the Company taken together is restricted to $118,800, adjusted annually for increases in the cost of living, as required by the provisions of Section 415 of the Internal Revenue Code of 1986, as amended ("Code"), which limits the maximum benefits payable from the plans.

                    THE WORLDWAY CORPORATION RETIREMENT PLAN

   FINAL                                                        YEARS OF SERVICE
  AVERAGE                                 ------------------------------------------------------------
COMPENSATION                                 15           20           25           30           35
- ------------                              --------     --------     --------     --------     --------
 $100,000...............................  $ 20,880     $ 27,839     $ 34,799     $ 41,759     $ 48,719
  125,000...............................    26,692       35,589       44,487       53,384       62,282
  150,000...............................    32,505       43,339       54,174       65,009       75,844
  175,000**.............................    38,317       51,089       63,862       76,634       89,407
  200,000**.............................    44,130       58,839       73,549       88,259      102,969
  225,000**.............................    49,942       66,589       83,237       99,884      116,532
  250,000**.............................    55,755       74,339       92,924      111,509      130,094*
  300,000**.............................    67,380       89,839      112,299      134,759*     157,219*
  400,000**.............................    90,630      120,839*     151,049*     181,259*     211,469*
  500,000**.............................   113,880      151,839*     189,799*     227,759*     265,719*

- ---------------

 * Exceeds 1994 maximum benefit of $118,800.
** Exceeds 1994 maximum salary of $150,000.

                     COMPARISON OF FIVE YEAR TOTAL RETURN*
                          AMONG WORLDWAY CORPORATION,
               S&P 500 INDEX AND DOW JONES TRANSPORTATION INDEX**

     The following chart shows the cumulative total shareholder return, including reinvestment of all dividends, on a $100 investment over the time periods indicated beginning December 31, 1989.

                                                   Dow Jones
      Measurement Period           WorldWay       Transporta-
    (Fiscal Year Covered)         Corporation     tion Group        S&P 500
1989                                       100             100             100
1990                                    71.994          86.149          96.885
1991                                   114.544         131.791         126.276
1992                                    86.615         145.229         135.883
1993                                    76.629         178.282         149.517
1994                                     57.84          150.14          151.54

- ---------------

 * Assumes $100 initially invested on December 31, 1989 and the reinvestment of all dividends during the periods indicated for each of the Company Common Stock, S&P 500 Index, and Dow Jones Transportation Index.
** Fiscal year ending December 31.

                 COMMITTEE REPORT ON COMPENSATION OF EXECUTIVES

     The Compensation Committee of the Board of Directors (the "Committee") is charged with the duty of establishing the total compensation of the Chief Executive Officer and certain other officers of the Company. The Committee is composed of three directors, none of whom is a current employee of the Company. The Board has established a policy that the Committee shall consider such items as it may deem appropriate including, but not limited to, the following:

          a. experience, years of service with the Company, educational background, and special expertise of the particular officer;

          b. recent and historical operating results of the Company;

          c. competitive conditions within the motor carrier industry together with general economic conditions which may influence operating results in either a positive or negative manner;

          d. competitive conditions in the industry which may affect the Company's ability to attract and retain executives who possess the skills, talents, and abilities to lead the business enterprise; and

          e. such other items as the Committee members shall, in their sole discretion, determine to be appropriate. Compensation may be granted by the Committee, in its discretion, in the form of salary, bonuses and certain perquisites. In addition, the Committee is authorized to make grants of stock options to corporate officers and other key employees from stock option plans that have been previously approved by the Board of Directors and the Shareholders of the Company.

     The total compensation for officers of subsidiary companies of the Company, including Messrs. Hertwig, Randolph, and Taggart, is established by the Chief Executive Officer of the Company in consultation with members of the board of directors of each respective subsidiary.

COMPENSATION PHILOSOPHY

     The Company's compensation policies are designed to attract and retain competent management. The Board's goal is to provide competitive salaries to its executive officers and to give them performance incentives to motivate superior performance on behalf of the Company and its shareholders. The Company has structured its compensation program such that the individual named executives share the risk with the Company's shareholders. Less emphasis is placed on base compensation and a corresponding greater emphasis is placed on incentive compensation. The Company has generally used two types of incentive compensation: annual bonuses linked to specific performance goals, payable in cash, and long-term compensation in the form of stock options. The Committee believes that linking long-term compensation to the value of the Company's common stock is especially effective because it aligns the interests of management with those of the Company's shareholders.

     The Company's compensation program is designed to enhance stockholder value by linking a large part of the executive's compensation directly to performance. The objective is to provide base salary for executives at or below the 50th percentile for executives at similar companies, while providing an opportunity to achieve total compensation (including base salary, annual bonus and long-term incentives) at the 50th percentile or above for exceptional performance. The primary components of the compensation program are base salary, an annual cash bonus driven by performance against pre-established financial objectives and other strategic goals, and a long-term opportunity to participate in increased stockholder value through grants of stock options at market price.

INDEPENDENT CONSULTANTS

     In 1993, the Company employed Arthur Andersen & Co. as an independent consultant to advise the Committee on compensation matters. Arthur Andersen personnel provided data and expertise on the subjects of base salaries, short-term incentive (bonus) plans and long-term incentive (stock option) plans.

     The consultants obtained a job description for certain of the executive officers of the Company. Based on these descriptions, the consultants generated information comparing these executives to persons holding similar positions at comparable companies. This comparative group of companies was used to determine the 50th percentile of compensation levels in the areas of base salary, short-term incentive compensation, and long-term incentive compensation. This group consisted of companies located throughout the United States, all of which are involved in the surface transportation of freight and, in some cases, other service areas similar to those provided by Company subsidiaries. Appropriate adjustments were made to account for size differentials. This is not the same group of companies that comprises the Dow Jones Transportation Index, which is the group used for comparison on the performance chart shown on page I-13.

BASE SALARY

     Base salaries were reviewed by the Committee using competitive data provided by the compensation consultants that considers industry and national trends. Individual salaries were adjusted based on this information and in consideration of the duties and responsibilities of the individual position. The Committee recognizes that job responsibilities vary from company to company and that the particular duties of each of the Company's officers must be taken into consideration when making industry comparisons.

     The salary of Mr. Scott was established in the employment agreement entered into with him in 1993. The salaries of the other named executive officers were modestly increased during 1994. Based upon information furnished by the compensation consultants, the Committee believes that these salaries are generally competitive with those of executives in somewhat comparable positions with other trucking companies.

ANNUAL BONUS

     In 1994, Messrs. Scott, Huffstetler, and Hertwig were covered by a short-term bonus plan covering all salaried personnel that set bonus amounts based on operating earnings per share exclusive of changes in accounting principles and nonrecurring charges. Bonuses are calculated as a percentage of base salary. In 1995, Mr. Scott will participate in a similar plan. In 1995, Mr. Hertwig will participate in a similar plan based on improvements in the operating earnings at Carolina Freight Carriers Corporation.

     In 1994, Mr. Randolph was covered by an incentive bonus plan covering all salaried personnel at Cardinal Freight Carriers Corporation. Cardinal's earnings before income taxes must exceed 4.5% of gross sales. For earnings above the threshold, 25% were allocated to a bonus pool in which Mr. Randolph participates at a set percentage. A similar bonus structure is in place for 1995, except that the bonus pool is limited to 12% of earnings before income taxes and bonuses.

     In 1994, Mr. Taggart was covered by an individual incentive bonus plan that set bonus amounts based on G. I. Trucking Company's contributions to the Company's operating earnings per share exclusive of changes in accounting principles and nonrecurring charges. A similar bonus structure is in place for 1995.

LONG-TERM COMPENSATION

  Stock Option Awards

     The Committee believes that options motivate key employees to act in the best interests of stockholders. Stock options, under the Company's various stock option plans, are the only long-term incentive the CEO and other named executive officers receive. In determining the number of options granted to executive officers, the Compensation Committee considers the executive's level of responsibility, and other more qualitative factors. The committee also considers the number of options currently held by the executive. The decision to grant Mr. Scott additional options in 1994 was based on his increased level of responsibility and potential contribution to the Company.

ADDITIONAL BENEFITS

     The Company provides a Supplemental Benefit Plan (described herein) for its officers and certain other key employees which is designed to retain the services of such persons on a long-term basis. Executive officers and all other nonunion employees also participate in either the WorldWay Corporation Employees Pension Plan or a similar plan maintained by a subsidiary company. Executive officers, along with all other employees, may participate in either the WorldWay Corporation Employee Savings and Protection Plan (a 401(k) plan) or in a similar plan offered by a subsidiary company. Executive officers, along with all other eligible employees participate in group health, disability, and life insurance plans.

                                          COMPENSATION COMMITTEE
                                          Paul F. Richardson, Chairman
                                          J. M. Carstarphen
                                          Dr. James G. Martin

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Charles L. Grace, a member of the Company's Board of Directors and member of the Compensation Committee during part of 1994, is the President of Cummins Atlantic, Inc. In 1980, the Company made the decision to specify one engine for use in all line tractors purchased in 1980 and thereafter. Cummins engines were specified to the various tractor manufacturers such as Ford, Freightliner, International, and White, from which the Company purchases tractors. Cummins Atlantic, Inc. is the distributor for Cummins diesel engines, parts, and service for the three-state area of North Carolina, South Carolina, and Virginia. Cummins Atlantic, Inc. receives indirect sales compensation from Cummins Engine Company for technical support of the Company's account. The Company also regularly purchases Cummins engine parts from area dealers which have purchased the parts from Cummins Atlantic, Inc. If problems occur during the warranty period, Cummins Atlantic, Inc. performs the warranty work and is reimbursed for such work from Cummins Engine Company. In addition the Company, from time to time, uses the services of Cummins Atlantic, Inc. for repair work not covered by warranty, and in 1994 the Company paid $161,254 to Cummins Atlantic, Inc. for such work.

               COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of Company Common Stock and other equity securities of the Company. Executive officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms which they file.

     To the Company's knowledge, based solely on review of information furnished to the Company, reports filed through the Company and representations that no other reports were required, all Section 16(a) filing requirements applicable to its executive officers, directors and greater than ten percent beneficial owners were complied with during 1994.

                                          John B. Yorke
                                          Vice President and General Counsel

July 14, 1995